

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 9, 2009

<u>Via U.S. Mail and Fax (713.570.3150)</u>
Mr. Jay A. Brown
Senior Vice President, Chief Financial Officer
  and Treasurer
Crown Castle International Corp.
1220 Augusta Drive
Suite 500
Houston, TX 77057

> **RE: Crown Castle International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **File No. 001-16441**

Dear Mr. Brown:

We have reviewed your supplemental response letter dated August 10, 2009 as well as the above referenced filings and have the following comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

<u>Financial Statements</u>

<u>1. Basis of Presentation and Summary of Significant Accounting Policies, page 49</u>

<u>Intangible Assets, page 51</u>

1. We note your response to comment eight from our prior comment letter dated May 5, 2009. We do not believe that the guidance in paragraph B173 of SFAS 141 necessarily applies only to circumstances where the acquired entity is the lessor. This guidance explains that SFAS 141 has changed practice with respect to the valuation of some intangible assets, in particular those that arise from contractual or legal rights. It recognizes that a contract may have value for reasons other than whether the terms are

favorable relative to market prices. It appears that in circumstances where there is limited availability of sites on which towers may be constructed within a desirable location, acquired ground leases may have significant value. Please provide us with your analysis of the guidance given these considerations.

2. We note your response to comment two from our prior comment letter dated July 1, 2009. Please refer to your response to comment one from your letter dated May 21, 2009 where you state that approximately 75% of the company's 2008 U.S. site rental revenues, both on a consolidated basis and from the customer contracts acquired in the Global Signal acquisition, were derived from the four largest wireless carriers in the U.S. In light of the fact that there are relatively few customers in your industry, it remains unclear to us why you did not allocate a significantly higher value to your customer contract/relationship intangible asset. In this regard, please describe for us, in detail, each source that contributed to the significant value attributed goodwill, including your assessment of your opportunities for future growth at the time of the acquisition.

3. We note your response to comment five from our prior comment letter dated July 1, 2009. It remains unclear to us why each individual tower and the customer contracts related to that tower do not represent the lowest level for which identifiable cash flows are largely independent of other assets and liabilities.

   With regard to your analogy to paragraph B45 of SFAS 144, we note that in that case the bus company was contractually required to provide services on each of five separate routes. The Board concluded that the five bus routes would be an appropriate level at which to test for and measure impairment because the entity did not have the option to curtail any one bus route. We do not believe that this analogy applies in your case because a separate contractual obligation exists for each of your towers individually.

   You also indicate in your response that you purchase entire tower portfolios, and as a result, you determine the purchase price based upon the aggregate net cash flow for an entire portfolio for sale. We believe that after you complete an acquisition you are required, under paragraph 10 of SFAS 144, to group your long-lived assets for impairment purposes based on the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

   Please revise, or advise us in more detail.

                           *   *   *   *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director